Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post Effective Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Oracle Corporation for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, units or depositary shares and to the incorporation by reference therein of our reports dated June 18, 2025, with respect to the consolidated financial statements of Oracle Corporation, and the effectiveness of internal control over financial reporting of Oracle Corporation, included in its Annual Report (Form 10-K) for the year ended May 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

February 2, 2026